1869 W. Littleton Blvd.
Littleton, CO  80120

February 6, 2008

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Mail Stop 3561

Re:          N8 Concepts, Inc.
   Registration Statement on Form SB-2, File No. 333-145659
Request for Acceleration

Dear Mr. Owings:

N8 Concepts, Inc. (the "Registrant"), in accordance with Rule 461 under the Securities Act of 1933, as amended, hereby requests that the above-referenced Registration Statement be accelerated so that it will become effective at 9:00 AM (EST) on Monday, February 11, 2008, or as soon thereafter as possible.  The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please do not hesitate to contact the undersigned.  Thank you very much.

Sincerely,
N8 Concepts, Inc.

/s/ James H. Watson, Jr.
James H. Watson, Jr.

Ph: 303.738.8994 / Fax: 303.347.8763 / n8concepts.com